SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Results of General Shareholders’ Meeting for the Fiscal Year of 2008
Appointment of new President and CEO
Grant of Stock Options to Executives and Employees of Shinhan Financial Group and its Subsidiaries
SIGNATURES

Results of General Shareholders’ Meeting for the Fiscal Year of 2008
On March 17, 2009, Shinhan Financial Group held the general shareholders’ meeting for the fiscal year of 2008, and all five agenda listed below were approved as originally proposed.
1)	Approval of balance sheets, income statements and statements of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2)	Revision of Articles of Incorporation

3)	Approval of director remuneration limit

4)	Approval of stock option grant to the executives and division heads of Shinhan Financial Group and its Subsidiaries

5)	Appointment of directors (13 directors)
5-1)	Non-executive Director Candidate : Baek Soon Lee

5-2)	Outside Director Candidate : Boo In Go

5-3)	Outside Director Candidate : Young Woo Kim

5-4)	Outside Director Candidate : Yo Koo Kim

5-5)	Outside Director Candidate : Shee Yul Ryoo

5-6)	Outside Director Candidate : Ke Sup Yun

5-7)	Outside Director Candidate : Jung Il Lee

5-8)	Outside Director Candidate : Sung Bin Chun

5-9)	Outside Director Candidate : Kap Young Jeong

5-10)	Outside Director Candidate : Haeng Nam Chung

5-11)	Outside Director Candidate : Bong Youn Cho

5-12)	Outside Director Candidate : Young Seok Choi

5-13)	Outside Director Candidate : Philippe Reynieix
6)	Appointment of Audit Committee members (4 members)
6-1)	Committee Member Candidate : Young Woo Kim

6-2)	Committee Member Candidate : Sung Bin Chun

6-3)	Committee Member Candidate : Kap Young Jeong

6-4)	Committee Member Candidate : Bong Youn Cho
For details of the originally proposed agenda, please refer to our Convocation Notice of the 8th general shareholders’ meeting, which was reported as a current report of Form 6-K on February 19, 2009.
Additionally, on the same day, Shinhan bank, our wholly-owned bank subsidiary, held the general shareholders’ meeting for the fiscal year of 2008, and the four agendas listed below were approved.

1)	Approval of balance sheets, income statements and statements of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2)	Approval of Revision to Articles of Incorporation

3)	Approval of Director Remuneration Limit

4)	Appointment of Directors
On March 16, 2009, Shinhan Card, our wholly-owned credit card subsidiary, also held its general shareholders’ meeting for the fiscal year 2008 during which the four agendas listed below were approved.
1)	Approval of balance sheets, income statements and statements of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2)	Approval of Revision to Articles of Incorporation

3)	Appointment of Directors

4)	Approval of Director Remuneration Limit

Appointment of new President and CEO
On March 17, 2009, the Board of Directors of Shinhan Financial Group appointed Mr. Sang Hoon Shin as the new President and CEO.
Mr. Shan Hoon Shin was formerly the President and CEO of Shinhan Bank. Mr. Shin also served as the Managing Director of Shinhan Financial Group in 2001 and as the Managing Director of Shinhan Bank in 1999.

Grant of Stock Options to Executives and Employees of Shinhan Financial Group and its Subsidiaries
Pursuant to Article 14 of the Articles of Incorporation, 614,735 shares of stock option were granted to the Group’s executives and employees through the resolution of our general shareholders’ meeting for the fiscal year of 2008. The exercise price will be determined as the greater of a) the base exercise price or b) the base exercise price multiplied by (1 + “Big 3’s average stock growth rate” times 0.2). The base exercise price, which is defined as the arithmetic average of the volume-weighted average closing price for the (x) 2-month period, (y) 1-month period and (z) 1-week period immediately preceding the GSM date, has been determined as KRW 23,405 per share. In addition, the “Big 3” refers to KB Financial Group, Woori Financial Group and Hana Financial Group.
As of today, the fair value of stock option granted is KRW 5,808 per share. Monte Carlo Simulation model and PDE model pursuant to article 22 of the Korea Financial Accounting Standards have been applied to the valuation, based on the following assumptions;
—	Price at valuation date: KRW 23,000

—	Average holding period before exercise: 5 years

—	Risk free interest rate: 4.40%

—	Average volatility of stock price: 35.00%

—	Expected dividend yield : 2.62%
In addition, including the stock options granted herein there are 7,364,772 number of total outstanding stock option as of date.
A. Grant of Stock Options (377,665 shares) to Executives of Shinhan Financial Group and its subsidiaries

Company	Title	Name	Grant Volume
	Chairman	Eng Chan Ra	35,000
	President & CEO	Sang Hoon Shin	31,500
Shinhan Financial Group	Deputy President	Buhmsoo Choi	9,000
	Deputy President	Sung Ho Wi	9,000
	Deputy President	Chan Hee Jin	9,000
	President & CEO	Baek Soon Lee	28,000
	Deputy President	Jeum Joo Gweon	9,000
	Deputy President	Joo Won Park	9,000
	Deputy President	Chan Park	9,000
Shinhan Bank	Deputy President	Jung Won Lee	9,000

Company	Title	Name	Grant Volume
	Deputy President	Hyung Jin Kim	9,000
	Deputy President	Young Hoon Lee	9,000
	Deputy President	Sung Rack Lee	9,000
	Executive Vice President	Dong Dae Lee	6,750
	Executive Vice President	Se Il Oh	6,750
	Executive Vice President	Yong Byoung Cho	6,750
	Executive Vice President	Jong Bok Moon	6,750
	President & CEO	Jae Woo Lee	17,600
	Deputy CEO	Hong Kyu Kang	7,425
Shinhan Card	Deputy CEO	Soo Ik Park	7,425
	Deputy CEO	Hee Geon Kim	7,425
	Deputy CEO	Chun Kuk Lee	6,750
	Deputy CEO	Jong Cheol Kim	6,750
GMSH Securities	President & CEO	Hyu Won Lee	16,000
	Vice President	Jin Kook Lee	6,750
	President & CEO	Jin Won Suh	16,000
	Vice President	Byung Chan Lee	6,750
	Vice President	Keun Jong Lee	6,750
Shinhan Life Insurance	Vice President	Jeong Kun Lee	6,750
	Vice President	Ki Won Kim	6,750
	Pro Vice President	Jae Gun Bae	5,400
	Pro Vice President	Ho Kyung Bae	5,400
	President & CEO	Do-Heui Han	13,200
Shinhan Capital	Deputy President	Jun-Gi Eun	5,940
	Deputy President	Sun-Yeol Song	5,400
	Executive Vice President	Young-Sub Hwang	4,950
Shinhan Credit Info	President & CEO	Pan Am Lee	6,750
Total	Grantees : 37	No. of Shares	377,665

B. Grant of Stock Options (237,070 shares) to employees of Shinhan Financial Group and its subsidiaries
1) Grantees: A total of 70 employees of Shinhan Financial Group and its subsidiaries
2) Number of options to be granted: 237,070 shares in total
* Other terms and conditions are the same as we reported previously on February 19, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date: March 17, 2009